FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of May, 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ K. VAN DER GRAAF
                                                         By  K. VAN DER GRAAF
                                                             DIRECTOR



                                                        /S/ R. KUGLER
                                                        By  R. KUGLER
                                                            DIRECTOR


Date:May 29, 2007

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99 Notice to Euronext, Amsterdam dated 29 May, 2007 Deed of Amendment of the Articles of Association of Unilever N.V.

Exhibit 99



                                                                     versie d.d.
                                                                  28-3/16-5-2007
                                                                       BSV/JS/CG
                                                         F:\mail\74581570_bu.doc


                   AKTE HOUDENDE WIJZIGING VAN DE STATUTEN VAN
                                  UNILEVER N.V.


Op zestien mei tweeduizendzeven verschijnt voor mij, Mr Johannes Daniel Maria Schoonbrood, notaris met plaats van vestiging te Amsterdam:

Mr Bart Sicco Veldkamp, kandidaat-notaris, werkzaam ten kantore van de naamloze vennootschap: De Brauw Blackstone Westbroek N.V., statutair gevestigd te 's-Gravenhage, met adres: 2596 AL 's-Gravenhage, Zuid-Hollandlaan 7, in de vestiging te Amsterdam, geboren te Haarlem op zesentwintig december negentienhonderdachtenvijftig.

De comparant verklaart dat op vijftien mei tweeduizendzeven door de algemene vergadering van aandeelhouders van de naamloze vennootschap: Unilever N.V., statutair gevestigd te Rotterdam en met adres: 3013 AL Rotterdam, Weena 455, is besloten de statuten van die vennootschap te wijzigen en de comparant te machtigen deze akte te doen verlijden.

Ter uitvoering van die besluiten verklaart de comparant de statuten van de vennootschap zodanig te wijzigen, dat zij in hun geheel komen te luiden als volgt


                                S T A T U T E N :
Hoofdstuk I
Naam en zetel.
Artikel 1.

De vennootschap draagt de naam Unilever N.V. en is gevestigd te Rotterdam.
Doel.

Artikel 2.

Het doel van de vennootschap is het verwerven van belangen in vennootschappen en ondernemingen, het beheren en financieren van vennootschappen en ondernemingen waarmee zij al dan niet in een groep is verbonden, alsmede het verrichten van alle handelingen die direct of indirect geacht kunnen worden daarmee in verband te staan of daartoe bevorderlijk te zijn, alles in de ruimste zin genomen, waaronder meer in het bijzonder: het uitvoeren van een overeenkomst die op achtentwintig juni negentienhonderdzesenveertig tussen de vennootschap (destijds genaamd Lever Brothers & Unilever N.V.) en Lever Brothers & Unilever Limited (thans genaamd Unilever PLC) - een Engelse vennootschap met overeenkomstig doel als Unilever N.V. - is aangegaan, waarbij een overeenkomst tussen dezelfde partijen van gelijke inhoud, gedateerd eenendertig december negentienhonderdzevenendertig, tussen hen opnieuw is gesloten en die is gewijzigd op twintig juli negentienhonderdeenenvijftig en op eenentwintig december negentienhonderdeenentachtig en op vijftien mei tweeduizendzes.

Definities.

Artikel 3.

In deze statuten hebben de volgende begrippen de volgende betekenis:

aandeelhouder:               een houder van een aandeel in het kapitaal van de
                             vennootschap of de   gezamenlijke  houders  van een
                             aandeel in de zin van artikel 8 lid 2;

aandeelbewijs:               een bewijs van een aandeel, een bewijs van meer dan
                             een aandeel en een bewijs van een onderaandeel;

aangesloten                  instelling:  een aangesloten instelling als bedoeld
                             in de Wet giraal effectenverkeer;

aantekening:                 een vermelding in het  aandelenregister  bedoeld in
                             artikel 11 lid 1 indien het betreft een of meer aandelen waarvoor een of meer aandeelbewijzen in omloop zijn;

algemene vergadering:        het vennootschapsorgaan de algemene vergadering van
                             aandeelhouders of een vergadering van dat orgaan;

bijboeking:                  een wijziging in het aandelenregister bedoeld in
                             artikel 11 lid 5;

boeking: een vermelding in het aandelenregister bedoeld in artikel 11 lid 1 indien het betreft een of meer aandelen waarvoor geen aandeelbewijs in omloop is;

centraal instituut:          het centraal instituut als bedoeld in de Wet giraal
                             effectenverkeer;

certificaat van een aandeel: een met medewerking van de vennootschap uitgegeven certificaat van een aandeel in het kapitaal van de vennootschap;

certificaathouder:           een houder van een met medewerking van de
                             vennootschap uitgegeven certificaat van een aandeel of een persoon aan wie bij de wet dezelfde rechten ten aanzien van de vennootschap zijn toegekend als aan een houder van een certificaat van een aandeel;

deelgenoot:                  een deelgenoot als bedoeld in de Wet giraal
                             effectenverkeer;

doorhaling:                  een wijziging in het aandelenregister bedoeld in
                             artikel 11 lid 5;

Euronext:                    de effectenbeurs van Euronext Amsterdam N.V.;

girodepot:                   het girodepot als bedoeld in de Wet giraal
                             effectenverkeer waartoe aandelen van een soort behoren;

Group Chief Executive:       de Group Chief Executive als bedoeld in artikel 19
                             lid 4;

niet-uitvoerend bestuurder:  een lid van de raad van bestuur bedoeld in artikel
                             19;

persoon:                     een natuurlijk persoon of een rechtspersoon;

raad van bestuur:            het bestuur van de vennootschap;

Scrip:                       een onderaandeel bedoeld in artikel 46 lid 1;

secretaris:                  een secretaris van de vennootschap bedoeld in
                             artikel 25;

stemgerechtigde              (a) een stemgerechtigde aandeelhouder waaronder
                             tevens wordt

vergadergerechtigde:         verstaan een deelgenoot, (b) een houder van een
                             recht van vruchtgebruik of een pandrecht, die het stemrecht heeft op het aandeel waarop het recht van vruchtgebruik of pandrecht betrekking heeft en (c) zodanige andere personen als bedoeld in artikel 29 lid 1;

uitvoerend bestuurder:       een lid van de raad van bestuur bedoeld in artikel
                             19;

vergadergerechtigde:         (a) een aandeelhouder waaronder tevens wordt
                             verstaan een deelgenoot, (b) een certificaathouder,
                             (c) een houder van een recht van  vruchtgebruik  of
                             een pandrecht op een aandeel,  met uitzondering van
                             de houder van een zodanig  recht waar het stemrecht
                             op  het  betrokken  aandeel  bij  de  aandeelhouder
                             berust en waar bij de vestiging of  overdracht  van
                             het desbetreffende  recht de rechten zijn onthouden
                             die de wet toekent aan houders van met  medewerking
                             van een  vennootschap  uitgegeven  certificaten van
                             aandelen  en  (d)  zodanige   andere  personen  als
                             bedoeld in artikel 29 leden 1 en 2;

vennootschap:                Unilever N.V. opgericht op negen november
                             negentienhonderdzevenentwintig;

verzameldepot:               een verzameldepot als bedoeld in de Wet giraal
                             effectenverkeer waartoe aandelen van een soort behoren;

wet:                         de Nederlandse wet;

wettelijke voorschriften:    voorschriften gegeven bij of krachtens de
                             Nederlandse wet;

4% cumpref:                  een aandeel van de soort die als zodanig is
                             gedefinieerd in artikel 4 lid 1;

6% cumpref:                  een aandeel van de soort die als zodanig is
                             gedefinieerd in artikel 4 lid 1;

7% cumpref:                  een aandeel van de soort die als zodanig is
                             gedefinieerd in artikel 4 lid 1.


Hoofdstuk II

Kapitaal en verdeling in aandelen.

Artikel 4.

4.1. Het maatschappelijk kapitaal van de vennootschap bedraagt zeshonderdeenendertig miljoen dertigduizend driehonderdachttien euro (EUR 631.030.318,--), verdeeld in: vijfenzeventigduizend (75.000) zeven percents cumulatief-preferente aandelen van vierhonderdachtentwintig euro en zevenenvijftig eurocent (EUR 428,57) elk, (de "7% cumprefs"); tweehonderdduizend (200.000) zes percents cumulatief-preferente aandelen van vierhonderdachtentwintig euro en zevenenvijftig eurocent (EUR 428,57) elk, (de "6% cumprefs"); zevenhonderdvijftigduizend (750.000) vier percents cumulatief-preferente aandelen van tweeenveertig euro en zesentachtig eurocent (EUR 42,86) elk, (de "4% cumprefs");

      tweeduizend      vierhonderd      (2.400)     gewone      aandelen     van
      vierhonderdachtentwintig euro en zevenenvijftig eurocent (EUR 428,57) elk; en drie miljard (3.000.000.000) gewone aandelen van zestien eurocent (EUR 0,16) elk.

4.2. De vennootschap kan nog niet geplaatste aandelen slechts uitgeven ingevolge een besluit van de algemene vergadering of van een ander vennootschapsorgaan dat daartoe bij besluit van de algemene vergadering is aangewezen. De uitgifte dient te geschieden met inachtneming van de daarvoor geldende wettelijke voorschriften en, voorzover de bevoegdheid ertoe te besluiten berust bij een ander vennootschapsorgaan dan de raad van bestuur, niet anders dan overeenkomstig een daartoe strekkend voorstel van de raad van bestuur.

      Het in dit lid bepaalde is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

Kapitaalvermindering.

Artikel 5.

5.1. De vennootschap kan, behoudens het hierna bepaalde, te allen tijde overgaan tot gehele of gedeeltelijke terugbetaling van het nominale bedrag van de 4% cumprefs, mits met inachtneming van de wettelijke voorschriften met betrekking tot vermindering van het geplaatste kapitaal.

      Ingeval van een gehele terugbetaling wordt tevens uitgekeerd een bedrag ter grootte van het verschil tussen (a) het oorspronkelijke nominale bedrag van de desbetreffende preferente aandelen luidende in Nederlandse gulden ten tijde van de uitgifte van de desbetreffende aandelen en (b) het nominale bedrag ontstaan bij de euroredenominatie van die aandelen, welk verschil bij de euroredenominatie is toegevoegd aan de niet-uitkeerbare reserve als bedoeld in artikel 2:67a lid 3 van het Burgerlijk Wetboek. Voor de berekening wordt het oorspronkelijk in Nederlandse gulden luidende nominale bedrag tegen de officiele omrekenkoers omgerekend in euro.

5.2. Wordt tot gedeeltelijke terugbetaling besloten, dan worden de aandelen die voor terugbetaling in aanmerking komen, door middel van loting aangewezen.

5.3. Terugbetaling kan niet geschieden indien en zolang op preferente aandelen enig dividend achterstallig is. Verkrijging eigen aandelen.

Artikel 6.

6.1. De vennootschap mag volgestorte gewone en preferente aandelen in haar kapitaal alsmede certificaten daarvan ook anders dan om niet verkrijgen, mits met inachtneming van de daarvoor geldende wettelijke voorschriften.

6.2. De vennootschap mag, zonder machtiging van de algemene vergadering, aandelen in haar kapitaal of certificaten daarvan verkrijgen om, krachtens een voor hen geldende regeling, over te dragen aan werknemers in dienst van de vennootschap of van een groepsmaatschappij. Deze aandelen en certificaten moeten zijn opgenomen in de prijscourant van een beurs.


Hoofdstuk III

Aandelen in het girale systeem; verzameldepot; girodepot; onderaandelen; aandelenregister en aandeelbewijzen.

Artikel 7.

7.1. De gewone aandelen van vierhonderdachtentwintig euro en zevenenvijftig eurocent (EUR 428,57) zijn genummerd van 1 tot en met 2.400. De overige gewone aandelen zijn genummerd van 2.401 af, onverminderd hetgeen in artikel 9 en artikel 11 is bepaald respectievelijk ten aanzien van de nummering van aandeelbewijzen en van boekingen in het aandelenregister. De soorten preferente aandelen zijn doorlopend genummerd en voorzien van hun soortaanduiding (4%, 6% respectievelijk 7%).

7.2.  Alle aandelen luiden op naam.

7.3. Bij uitgifte van een aandeel kan de levering ter opname in het girodepot onderscheidenlijk ter opname in een verzameldepot voor de desbetreffende soort aandelen geschieden door de vennootschap zonder medewerking van de andere aangesloten instellingen respectievelijk de andere deelgenoten in het verzameldepot. Daartoe is voldoende dat de vennootschap het aandeel van die soort ten name van het centraal instituut respectievelijk de desbetreffende aangesloten instelling opneemt in het aandelenregister, met vermelding van het feit dat het aandeel is gaan behoren tot het girodepot onderscheidenlijk het desbetreffende verzameldepot voor de desbetreffende soort aandelen en van de overige gegevens bedoeld in artikel 11 lid 2, en het centraal instituut respectievelijk de desbetreffende aangesloten instelling de levering aanvaardt. De gewone aandelen, genummerd 1 tot en met 2.400, kunnen niet worden geleverd ter opname in een verzameldepot of in het girodepot.

7.4. Indien een aandeel wordt geleverd ter opname in een verzameldepot wordt de levering aanvaard door de desbetreffende aangesloten instelling. Indien een aandeel wordt geleverd ter opname in het girodepot wordt de levering aanvaard door het centraal instituut. Levering van een aandeel ter opname in een verzameldepot of in het girodepot waarvan een aandeelbewijs in omloop is, kan alleen geschieden indien het aandeelbewijs ter intrekking bij de vennootschap wordt ingeleverd.

      De levering en aanvaarding kan geschieden zonder medewerking van de andere deelgenoten in het verzameldepot respectievelijk zonder medewerking van andere aangesloten instellingen.

7.5. De vennootschap kan krachtens besluit van de raad van bestuur uitlevering in de zin van artikel 26 van de Wet giraal effectenverkeer van aandelen onmogelijk maken. Het besluit daartoe kan tegenover een deelgenoot niet eerder worden ingeroepen dan zes maanden na publicatie van het besluit in ten minste een landelijk verspreid dagblad. De vennootschap kan bij besluit van de raad van bestuur een dergelijk besluit herroepen. In een dergelijk geval is uitlevering mogelijk vanaf de dag volgend op die waarop een dergelijk besluit in ten minste een landelijk verspreid dagblad is aangekondigd.

7.6. Een aangesloten instelling is bevoegd aandelen te leveren ter opname in het girodepot en, voor zover uitlevering niet onmogelijk is gemaakt, tot uitlevering uit het verzameldepot zonder de medewerking van de andere deelgenoten. Het centraal instituut is, voor zover uitlevering niet onmogelijk is gemaakt, bevoegd tot uitlevering uit het girodepot ter opname in een verzameldepot zonder medewerking van de andere deelgenoten.

7.7. De raad van bestuur is bevoegd aandelen te splitsen in onderaandelen. Onderaandelen van dezelfde soort die tezamen het nominale bedrag van een aandeel van die soort vertegenwoordigen, kunnen op verzoek van de houder van die onderaandelen door de raad van bestuur tot een aandeel worden samengevoegd.

      Hetgeen in deze statuten omtrent aandelen, aandeelbewijzen en aandeelhouders wordt bepaald, geldt mede voor respectievelijk onderaandelen, bewijzen van onderaandelen en houders van onderaandelen, voorzover niet het tegendeel is uitgedrukt of uit de strekking van de bepaling voortvloeit.

Gemeenschap.

Artikel 8.

8.1. Indien aandelen of certificaten van aandelen tot een andere gemeenschap behoren dan die ten gevolge van de toepassing van de Wet giraal effectenverkeer, is de vennootschap gerechtigd uitsluitend een door de gezamenlijke deelgenoten in die andere gemeenschap schriftelijk daartoe aangewezen persoon tot de uitoefening van de aan die aandelen of certificaten van aandelen verbonden rechten toe te laten, voorzover in de wet of deze statuten niet anders is voorgeschreven. De gezamenlijke deelgenoten in die andere gemeenschap kunnen ook meer dan een persoon aanwijzen.

      Indien die andere gemeenschap aandelen omvat, kunnen de gezamenlijke deelgenoten in die andere gemeenschap - mits eenstemmig - bij de aanwijzing of later bepalen dat, indien een deelgenoot in die andere gemeenschap dat verlangt, een zodanig aantal stemmen overeenkomstig zijn aanwijzing zal worden uitgebracht als overeenkomt met het gedeelte waarvoor hij in die andere gemeenschap is gerechtigd.

      De vennootschap vermeldt deze aanwijzingen in het in artikel 11 bedoelde aandelenregister.

8.2. Indien met betrekking tot een aandeel het aandeelhouderschap berust bij meer dan een persoon wordt in deze statuten, onverminderd het bepaalde in lid 1, onder "aandeelhouder" verstaan: de gezamenlijke houders van dat aandeel. Voorts wordt in deze statuten, waar gesproken wordt van het verzoek of enige andere handeling van de aandeelhouder, daaronder mede begrepen de overeenkomstige handeling van een persoon, die bevoegd is die handeling namens de aandeelhouder of krachtens een eigen recht met betrekking tot het aandeel te verrichten, voorzover in de wet of deze statuten niet anders is voorgeschreven.

      Het voorgaande is van overeenkomstige toepassing op met medewerking van de vennootschap uitgegeven certificaten van aandelen.

Aandeelbewijzen.

Artikel 9.

9.1. Van de niet op naam van het centraal instituut of een aangesloten instelling staande gewone aandelen van zestien eurocent (EUR 0,16) kunnen op verzoek van de aandeelhouder naast een boeking aan de aandeelhouders aandeelbewijzen op naam worden uitgereikt, doch alleen indien de raad van bestuur dit verzoek in het kader van in het buitenland geldende beursvoorschriften of in het buitenland gangbare beurspraktijk honoreert.

      De aandeelbewijzen zijn verkrijgbaar in stukken van een aandeel, alsmede in stukken van zoveel aandelen als de raad van bestuur zal bepalen.

9.2. De aandeelbewijzen op naam zijn verkrijgbaar in de vorm van een mantel zonder dividendbewijzen.

9.3. De aandeelbewijzen worden ieder voorzien van een nummer ter onderscheiding van andere aandeelbewijzen.

9.4. De mantels van de aandeelbewijzen worden voor of bij de uitreiking ondertekend door twee leden van de raad van bestuur of door een lid van de raad van bestuur en een secretaris. De datum, waarop de ondertekening plaatsvindt, wordt daarbij vermeld.

      De aandeelbewijzen zullen daarenboven worden medegetekend door een of meer door de raad van bestuur aan te wijzen personen.

9.5. De vorm en inhoud van de aandeelbewijzen worden door de raad van bestuur vastgesteld met inachtneming van het in de voorgaande leden bepaalde.

9.6. Intrekking van een aandeelbewijs of van een onderdeel daarvan kan - onverminderd het in artikel 10 bepaalde - uitsluitend plaatsvinden, indien zodanig stuk ter intrekking bij de vennootschap is ingeleverd of indien het betrekking heeft op een met inachtneming van de wettelijke voorschriften ingetrokken aandeel. De intrekking geschiedt bij of krachtens besluit van de raad van bestuur.

Duplicaat aandeelbewijzen.

Artikel 10.

10.1. Onverminderd het bepaalde bij de wet kan de raad van bestuur ter vervanging van een verloren, vermist of beschadigd aandeelbewijs, onder zodanige voorwaarden en tegen het stellen van zodanige zekerheid als de raad van bestuur nodig acht, hetzij een nieuw aandeelbewijs uitgeven, hetzij een duplicaat dat hetzelfde nummer draagt als het stuk waarvoor het in de plaats treedt en waaruit duidelijk blijkt dat het een duplicaat is.

10.2. Op het ogenblik van de uitreiking van een zodanig nieuw stuk of duplicaat wordt het stuk waarvoor het in de plaats treedt, van onwaarde.

10.3. Alle kosten verbonden aan de vervulling van de door de raad van bestuur gestelde voorwaarden en aan de uitgifte van het nieuwe stuk of duplicaat kunnen ten laste van de aanvrager worden gebracht.

Aandelenregister.

Artikel 11.

11.1. Door of vanwege de vennootschap wordt een register gehouden waarin voor iedere aandeelhouder, niet zijnde deelgenoot, worden vermeld diens naam en het adres waaraan hij alle door de vennootschap met betrekking tot zijn aandeel te verzenden mededelingen of stukken wenst te zien geadresseerd, alsmede, indien het betreft aandelen waarvan een aandeelbewijs in omloop is, het nummer van het aandeelbewijs.

      Aantekeningen en boekingen worden, ook indien zij een zelfde aandeelhouder betreffen, afzonderlijk geregistreerd.

11.2. In het geval dat aandelen zijn geleverd aan een aangesloten instelling ter opname in een verzameldepot of aan het centraal instituut ter opname in het girodepot, worden de naam en het adres van de aangesloten instelling onderscheidenlijk het centraal instituut opgenomen in het aandelenregister, met vermelding van de datum waarop die aandelen zijn gaan behoren tot een verzameldepot onderscheidenlijk het girodepot alsmede de datum van de erkenning of betekening.

11.3. Het in lid 1 bedoelde register kan uit verschillende delen bestaan en kan, geheel of ten dele, in meer dan een exemplaar en op meer dan een plaats worden gehouden, een en ander ter beslissing van de raad van bestuur.

      De vorm en de inhoud van het aandelenregister en de daarin op te nemen gegevens worden door de raad van bestuur vastgesteld met inachtneming van het bepaalde in dit artikel en van de terzake geldende wettelijke voorschriften. Deze vaststelling kan verschillend zijn naar gelang het betreft aantekeningen met betrekking tot aandelen waarvoor aandeelbewijzen zijn uitgereikt, of boekingen.

11.4. Voorzover de vermelding van gegevens in een aantekening of boeking, of de wijziging daarvan, geschiedt op verzoek van de aandeelhouder, kan de raad van bestuur verlangen dat zodanig verzoek schriftelijk en door de aandeelhouder ondertekend wordt ingediend.

11.5. Iedere boeking in het aandelenregister zal slechts op een soort aandelen betrekking hebben.

      Zij wordt voorzien van een nummer of van een letter of letters met een nummer en vermeldt voor iedere aandeelhouder het aantal en de soort van de door hem gehouden aandelen, alsmede, naast de in lid 1 genoemde gegevens, de wijze waarop hij de dividenden en andere uitkeringen in contanten die hem op die aandelen toekomen, wenst te zien betaald. Met inachtneming van het bepaalde in artikel 41, dient betaling te geschieden door overmaking op een bankrekening in Nederland, tenzij de raad van bestuur op verzoek van de aandeelhouder een andere wijze van betaling toestaat.

11.6. Indien een van de in een boeking vermelde gegevens wijziging ondergaat, wordt deze wijziging bij de desbetreffende boeking in het aandelenregister vermeld.

11.7. Iedere nieuwe boeking en iedere bijboeking of doorhaling wordt voorzien van de datum waarop zij in het register wordt gesteld, en wordt gewaarmerkt door de handtekening van een lid van de raad van bestuur en van een secretaris. De raad van bestuur kan bepalen dat de handtekening van een lid van de raad van bestuur, van een secretaris of van beiden kan worden vervangen door die van door de raad van bestuur daartoe aan te wijzen bijzondere gevolmachtigden, zulks met dien verstande evenwel, dat iedere boeking, bijboeking of doorhaling steeds door twee verschillende handtekeningen moet zijn gewaarmerkt.

11.8. De vennootschap zal van haar verplichtingen uit hoofde van de aan een aandeel verbonden rechten zijn gekweten door bij de naleving daarvan af te gaan op de, overeenkomstig het bepaalde in de voorgaande leden en in artikel 8, in het aandelenregister opgenomen gegevens en zal geen aansprakelijkheid dragen voor handelingen als bedoeld in dit artikel en in de artikelen 8, 12, 13 en 14 die zij verricht op verzoek van degene die zij te goeder trouw voor de gerechtigde of diens vertegenwoordiger mag houden. De vennootschap zal daarbij niet gehouden zijn tot een onderzoek naar echtheid van handtekeningen, beschikkingsbevoegdheid, vertegenwoordigingsbevoegdheid of handelingsbekwaamheid, tenzij het nalaten daarvan de vennootschap in de omstandigheden van het geval als grove schuld zou moeten worden aangerekend.

Omwisseling van aandeelbewijzen op naam.

Artikel 12.

12.1. Op verzoek van een aandeelhouder die een of meer te zijnen name gestelde aandeelbewijzen ter intrekking bij de vennootschap inlevert zullen, behoudens het in en krachtens de artikelen 7 en 9 bepaalde, in de plaats van deze aandeelbewijzen tot een gelijk totaal nominaal bedrag aan hem een of meer nieuwe aandeelbewijzen, elk van zoveel aandelen als hij verzoekt, worden uitgereikt en/of te zijnen name een nieuwe boeking of bijboeking als bedoeld in artikel 11 in het aandelenregister worden gesteld.

12.2. Op verzoek van een aandeelhouder te wiens name een boeking is gesteld zullen, behoudens het in en krachtens de artikelen 7 en 9 bepaalde, na doorhaling van deze boeking in de plaats daarvan aan hem tot een gelijk totaal nominaal bedrag een of meer aandeelbewijzen, elk van zoveel aandelen als hij verzoekt, worden uitgereikt.

12.3. De raad van bestuur kan verlangen dat een verzoek als bedoeld in dit artikel wordt ingediend met gebruikmaking van een daartoe door de vennootschap kosteloos te verstrekken formulier, ondertekend door de aandeelhouder.

12.4. De indiening door een aandeelhouder van een verzoek als bedoeld in artikel 11 lid 4 of als bedoeld in dit artikel en de inlevering bij de vennootschap van een aandeelbewijs dan wel van een akte als bedoeld in artikel 13 lid 3 dient te geschieden op de plaats door de raad van bestuur daartoe aan te wijzen. Deze plaats kan voor verschillende soorten aandelen verschillend zijn.

12.5. Voor iedere intrekking of uitreiking van een aandeelbewijs ingevolge het bepaalde in dit artikel en het bepaalde in artikel 13 zal de vennootschap gerechtigd zijn met inachtneming van terzake geldende wettelijke voorschriften een redelijk bedrag in rekening te brengen aan degene op wiens verzoek die handeling plaatsvindt.

12.6. Het in dit artikel bepaalde is van overeenkomstige toepassing op hen die een recht van vruchtgebruik of een pandrecht hebben op een of meer aandelen.

Hoofdstuk IV

Levering van aandelen.

Artikel 13.

13.1. Voor de levering van een aandeel gelden de volgende bepalingen, onverminderd artikel 7 lid 3 tot en met lid 6.

13.2. Voor de levering van een aandeel is vereist een daartoe bestemde akte alsmede, behoudens in het geval dat de vennootschap zelf bij die rechtshandeling partij is, schriftelijke erkenning door de vennootschap van de levering. De erkenning geschiedt in de akte, of door een gedagtekende verklaring houdende de erkenning op de akte of op een notarieel of door de vervreemder gewaarmerkt afschrift of uittreksel daarvan, of op de wijze als bedoeld in lid 3. Met de erkenning staat gelijk de betekening van die akte of dat afschrift of uittreksel aan de vennootschap. De akte mag zijn geplaatst op de achterzijde van een aandeelbewijs. Betreft het de levering van niet volgestorte aandelen, dan kan de erkenning slechts geschieden wanneer de akte een vaste dagtekening draagt.

13.3. Indien voor een aandeel een aandeelbewijs is afgegeven, is voor de levering bovendien afgifte van dat aandeelbewijs aan de vennootschap vereist. Dit vereiste geldt niet indien het aandeelbewijs is verloren, ontvreemd of vernietigd en niet volgens artikel 10 wordt vervangen. Indien het aandeelbewijs aan de vennootschap wordt afgegeven, kan de vennootschap de levering erkennen door op dat aandeelbewijs een aantekening te plaatsen waaruit van de erkenning blijkt of door met inachtneming van artikel 9 lid 1 het afgegeven bewijs te vervangen door een nieuw aandeelbewijs luidende ten name van de verkrijger.

13.4. Na doorhaling van de desbetreffende boeking in het aandelenregister, wordt een nieuwe boeking of bijboeking als bedoeld in artikel 11 ten name van de rechthebbende gesteld.

Leveringsvoorschriften van overeenkomstige toepassing.

Artikel 14.

14.1. Het bepaalde in artikel 13 is van overeenkomstige toepassing op:

      a.  de toedeling van een aandeel bij verdeling van enige gemeenschap;

      b. de vestiging en levering van het recht van vruchtgebruik en de vestiging van pandrecht op een aandeel.

          Een pandrecht kan ook worden gevestigd zonder erkenning door of betekening aan de vennootschap. Alsdan is artikel 3:239 van het Burgerlijk Wetboek van overeenkomstige toepassing, waarbij erkenning door of betekening aan de vennootschap in de plaats treedt van de in lid 3 van dat artikel bedoelde mededeling.

14.2. De levering van een aandeel als gevolg van een executie geschiedt volgens de ter zake geldende wettelijke voorschriften, met dien verstande dat, indien van het aandeel een aandeelbewijs in omloop is, voor de levering tevens vereist is dat het aandeelbewijs bij de vennootschap wordt ingeleverd.

Hoofdstuk V

Bijzondere bepalingen betreffende de gewone aandelen, genummerd van 1 tot en met 2.400.

Artikel 15.

15.1. Overdracht van gewone aandelen, behorende tot de rubriek, dragende de nummers van 1 tot en met 2.400, zal door de houder slechts kunnen geschieden aan een of meer der andere houders van zodanige aandelen, nummers 1 tot en met 2.400.

15.2. Van de bepalingen van het voorgaande lid van dit artikel kan worden afgeweken na verkregen toestemming van de gezamenlijke houders der gewone aandelen, dragende de nummers van 1 tot en met 2.400, gegeven met algemene stemmen in een vergadering van zodanige houders, waarin alle die houders tegenwoordig of vertegenwoordigd zijn.

15.3. Alvorens de erkenning van een overdracht te bewerkstelligen, zal de raad van bestuur zich hebben te vergewissen, dat de voor zodanige overdracht gegeven voorschriften behoorlijk zijn nageleefd.

Artikel 16.

16.1. In geval van overlijden van een houder van enig gewoon aandeel, dragende een der nummers van 1 tot en met 2.400 - waarmede, ingeval een vennootschap, vereniging of maatschappij houdster is van enig zodanig aandeel, de ontbinding dier vennootschap, vereniging of maatschappij wordt gelijkgesteld - zullen de erfgenamen, rechtverkrijgenden of liquidateuren binnen uiterlijk drie maanden na dat overlijden dan wel na het besluit tot die ontbinding verplicht zijn, alle ten name van hun rechtsvoorganger of ten name dier vennootschap, vereniging of maatschappij staande aandelen als hierbedoeld achtereenvolgens en in de door hen gewenste volgorde aan alle de overige houders van zodanige aandelen ter overname aan te bieden, en zulks tegen een prijs gebaseerd op de koers, welke laatstelijk voor de dag der aanbieding op Euronext voor de gewone aandelen der vennootschap was genoteerd.

16.2. De erfgenamen, rechtverkrijgenden of liquidateuren, in het voorgaande lid bedoeld, zullen uiterlijk drie maanden na het daarbedoelde overlijden dan wel na het daarbedoelde besluit tot ontbinding aan de raad van bestuur schriftelijk daarvan hebben kennis te geven, onder opgave van de persoon of personen, aan wie zij, ingevolge het daar bepaalde, de overdracht der aan hun rechtsvoorganger of de daarbedoelde vennootschap, vereniging of maatschappij toebehorende aandelen, nummers 1 tot en met 2.400, zullen wensen te doen plaats hebben, onder gelijktijdige inzending aan de raad van bestuur van een akte van levering als bedoeld in artikel 13 lid 2.

16.3. Van de bepalingen der voorgaande leden van dit artikel kan worden afgeweken na verkregen toestemming van de gezamenlijke houders der gewone aandelen, dragende de nummers van 1 tot en met 2.400, gegeven met algemene stemmen in een vergadering van zodanige houders, waarin alle die houders tegenwoordig of vertegenwoordigd zijn.

Artikel 17.

17.1. Mocht de in het voorgaande artikel bedoelde kennisgeving met de daarbedoelde opgave en akte niet binnen daargezegd tijdvak bij de raad van bestuur zijn binnengekomen, dan zal de raad van bestuur aan de overige houders der gewone aandelen, dragende een der nummers 1 tot en met 2.400, daarvan mededeling doen, onder bijeenroeping van een vergadering van de houders dier aandelen.

      Deze vergadering zal alsdan aanwijzen een of meer houders van aandelen, als hierbedoeld, bereid om de over te dragen aandelen over te nemen, en aan wie de betrokken erfgenamen, rechtverkrijgenden of liquidateuren alsdan verplicht zullen zijn die aandelen onverwijld over te dragen, en zulks tegen een prijs gebaseerd op de koers, welke laatstelijk voor de dag dier aanwijzing op Euronext voor de gewone aandelen der vennootschap was genoteerd.

17.2. De aanwijzing in het voorgaande lid van dit artikel bedoeld, zal door de zorg van de voorzitter der daarbedoelde vergadering onverwijld ter kennis van de raad van bestuur worden gebracht, welke daarvan binnen veertien dagen na die vergadering aan de betrokken erfgenamen, rechtverkrijgenden of liquidateuren mededeling zal doen.

17.3. Mochten die erfgenamen, rechtverkrijgenden of liquidateuren in gebreke blijven de ten name van hun rechtsvoorganger, onderscheidenlijk ten name van de ontbonden vennootschap, vereniging of maatschappij staande aandelen als hierbedoeld, alle aan de in vorenvermelde vergadering aangewezen persoon of personen over te dragen binnen veertien dagen nadat hun van die aanwijzing mededeling is gedaan, dan zal de raad van bestuur door ondertekening namens hen van de in artikel 13 lid 2 bedoelde akte die overdracht zelf kunnen bewerkstelligen met aantekening der overdracht in het in artikel 11 bedoelde aandelenregister.

Artikel 18.

Alle kennisgevingen en mededelingen ingevolge de voorgaande artikelen van dit hoofdstuk geschieden schriftelijk.

Hoofdstuk VI

Bestuur.

Artikel 19.

19.1. Het bestuur van de vennootschap wordt uitgeoefend door een raad van bestuur.

19.2. De raad van bestuur bestaat uit een of meer uitvoerend bestuurders en niet-uitvoerend bestuurders.

19.3. Alleen natuurlijke personen kunnen niet-uitvoerend bestuurder zijn.

19.4. De raad van bestuur bepaalt het aantal uitvoerend bestuurders en het aantal niet-uitvoerend bestuurders. De raad van bestuur kan een van de uitvoerend bestuurders tot Group Chief Executive benoemen voor zolang als de raad van bestuur zal bepalen.

19.5. De uitvoerend bestuurders en niet-uitvoerend bestuurders worden als zodanig benoemd door de algemene vergadering op de wijze zoals bepaald in dit lid.

      Leden van de raad van bestuur kunnen alleen ter benoeming door de algemene vergadering worden voorgedragen:

      a.  op voorstel van de raad van bestuur;

      b. op voordracht van een of meer aandeelhouders of certificaathouders die alleen of gezamenlijk voldoen aan de vereisten van artikel 28 lid 5, mits (i) het voorstel voor de voordracht niet later dan op de zestigste dag voor die van de algemene vergadering bij de raad van bestuur is ingediend en (ii) de voorgedragen persoon schriftelijk heeft verklaard dat hij deze voordracht aanvaardt en bereid is een voordracht om tot lid van de "board of directors" van Unilever PLC te worden benoemd te aanvaarden.

      Een besluit tot benoeming van een lid van de raad van bestuur van de vennootschap wordt van kracht (i) per het moment van sluiting van de algemene vergadering waarin hij wordt benoemd mits hij voorafgaand aan die algemene vergadering is benoemd als lid van de "board of directors" van Unilever PLC op de overeenkomstige algemene vergadering van Unilever PLC, of (ii) per het moment van zijn latere benoeming als lid van de "board of directors" van Unilever PLC op de overeenkomstige algemene vergadering van Unilever PLC, waarbij onder de overeenkomstige algemene vergadering van Unilever PLC wordt verstaan de algemene vergadering van aandeelhouders van Unilever PLC die in tijd het dichtst is gelegen bij de relevante algemene vergadering van de vennootschap of een verdaging ("adjournment") van die overeenkomstige algemene vergadering van Unilever PLC, en onder de voorwaarde dat ten minste twee personen tot lid van de raad van bestuur worden benoemd, waarvan een als zodanig is benoemd tot uitvoerend bestuurder van de vennootschap en een als zodanig is benoemd tot niet-uitvoerend bestuurder van de vennootschap.

      De raad van bestuur blijft bij een of meer vacatures geldig samengesteld.

19.6. Een besluit tot benoeming van een lid van de raad van bestuur in een algemene vergadering kan alleen geldig worden genomen voor de voorgedragen persoon wiens naam is opgenomen in de agenda voor die algemene vergadering of in de toelichting daarbij.

19.7. De bezoldiging van de uitvoerend bestuurders wordt vastgesteld door de raad van bestuur.

19.8. Iedere niet-uitvoerend bestuurder geniet een zodanige bezoldiging als periodiek vastgesteld door de raad van bestuur, met dien verstande dat het totale bedrag van alle vergoedingen die aldus aan de niet-uitvoerend bestuurders worden betaald per jaar niet hoger zal zijn dan het bedrag per jaar waartoe de algemene vergadering heeft besloten.

19.9. Voorzover uit de wet niet anders voortvloeit, worden aan leden van de raad van bestuur en aan voormalige leden van de raad van bestuur vergoed:

      a. de redelijke kosten van het voeren van verdediging tegen aanspraken (daaronder ook begrepen aanspraken van de vennootschap) wegens een handelen of nalaten in de uitoefening van hun functie of van een andere functie die zij op verzoek van de vennootschap vervullen of hebben vervuld;

      b. eventuele schadevergoedingen die zij verschuldigd zijn wegens een hierboven onder a vermeld handelen of nalaten;

      c. de redelijke kosten van het optreden in andere rechtsgedingen waarin zij als lid van de raad van bestuur of als voormalig lid van de raad van bestuur zijn betrokken met uitzondering van de gedingen waarin zij hoofdzakelijk een eigen vordering geldend maken.

      Een betrokkene heeft geen aanspraak op de vergoeding als hiervoor bedoeld indien en voorzover (i) door de Nederlandse rechter bij gewijsde is vastgesteld dat het handelen of nalaten van de betrokkene kan worden gekenschetst als opzettelijk, bewust roekeloos of ernstig verwijtbaar, tenzij uit de wet anders voortvloeit of zulks in de gegeven omstandigheden naar maatstaven van redelijkheid en billijkheid onaanvaardbaar zou zijn of
      (ii) de kosten of het vermogensverlies van de betrokkene is gedekt door een verzekering en de verzekeraar deze kosten of dit vermogensverlies heeft uitbetaald. Indien en voorzover door de Nederlandse rechter bij gewijsde is vastgesteld dat de betrokkene geen aanspraak heeft op de vergoeding als hiervoor bedoeld, is hij gehouden de door de vennootschap vergoede bedragen terstond terug te betalen. De vennootschap kan van de betrokkene adequate zekerheid verlangen voor deze terugbetalingsverplichting. De vennootschap kan ten behoeve van de betrokkenen verzekeringen tegen aansprakelijkheid afsluiten. De raad van bestuur kan al dan niet bij overeenkomst nadere uitvoering geven aan het vorenstaande.

19.10.De enkele benoeming als bestuurder leidt niet tot een arbeidsovereenkomst tussen de bestuurder en de vennootschap.

Jaarlijks aftreden en ontslag.

Artikel 20.

20.1. Alle uitvoerend bestuurders treden elk jaar in de jaarlijkse algemene vergadering af met dien verstande dat het aftreden pas van kracht wordt zodra het besluit tot benoeming van ten minste een uitvoerend bestuurder van kracht is geworden op grond van artikel 19 lid 5.

      Alle niet-uitvoerend bestuurders treden elk jaar in de jaarlijkse algemene vergadering af met dien verstande dat het aftreden pas van kracht wordt zodra het besluit tot benoeming van ten minste een niet-uitvoerend bestuurder van kracht is geworden op grond van artikel 19 lid 5.

      Leden van de raad van bestuur zijn, met inachtneming van het bepaalde in artikel 19, terstond herkiesbaar.

20.2. De algemene vergadering kan elk lid van de raad van bestuur te allen tijde schorsen en ontslaan. Een besluit als bedoeld in de vorige zin moet met redenen zijn omkleed.

Voorzitter raad van bestuur.

Artikel 21.

21.1. De raad van bestuur benoemt een van zijn leden tot zijn voorzitter voor zolang als de raad van bestuur zal bepalen.

21.2. De raad van bestuur kan een of meer van zijn leden tot vice-voorzitter van de raad van bestuur benoemen voor zolang als de raad van bestuur zal bepalen. Aan een vice-voorzitter komen met betrekking tot de in deze statuten aan de voorzitter van de raad van bestuur opgedragen taken in geval van diens afwezigheid of weigering zodanige bevoegdheden toe als de raad van bestuur zal bepalen.

21.3. Ingeval geen voorzitter is benoemd of in geval van afwezigheid of weigering van de voorzitter, wordt het voorzitterschap van de vergadering van de raad van bestuur waargenomen door een vice-voorzitter of in het geval van diens afwezigheid of weigering door een daartoe door de vergadering aangewezen lid van de raad van bestuur of andere aanwezige persoon.

Vergaderingen.

Artikel 22.

22.1. Vergaderingen van de raad van bestuur kunnen te allen tijde worden bijeengeroepen, hetzij door een of meer leden van de raad van bestuur, hetzij in zijn of hun opdracht door de secretaris.

22.2. De secretarissen zijn bevoegd de vergaderingen van de raad van bestuur bij te wonen. De raad van bestuur is tevens bevoegd anderen tot een vergadering toe te laten.

Bevoegdheden, beperkingen.

Artikel 23.

23.1. De raad van bestuur is belast met het besturen van de vennootschap en heeft daartoe binnen de grenzen van de wet alle bevoegdheden welke bij deze statuten niet aan anderen zijn toegekend.

23.2. De raad van bestuur kan de Group Chief Executive belasten met het
      dagelijks   bestuur  van  de   vennootschap   en  de  met  haar  verbonden
      onderneming.

      De raad van bestuur kan de Group Chief Executive voorts belasten met de voorbereiding van de besluitvorming van de raad van bestuur en de uitvoering van besluiten genomen door de raad van bestuur, voorzover die door de raad van bestuur niet aan een commissie zijn opgedragen, of de raad van bestuur anders beslist.

      Voor de toepassing van dit lid, lid 3 en lid 6 geldt dat indien geen Group Chief Executive is benoemd, deze bevoegdheden worden uitgeoefend en deze verplichtingen worden nagekomen door de uitvoerend bestuurders gezamenlijk.

23.3. De Group Chief Executive bepaalt welke taken op het gebied van het dagelijks bestuur van de vennootschap en de met haar verbonden onderneming onder zijn verantwoordelijkheid worden uitgeoefend door een of meer andere uitvoerend bestuurders of door een of meer andere personen.

23.4. De niet-uitvoerend bestuurders houden toezicht op het beleid en de taakuitoefening van de Group Chief Executive respectievelijk van de uitvoerend bestuurders en op de algemene gang van zaken van de vennootschap en zij vervullen voorts de taken die bij of krachtens deze statuten aan hen zijn en worden opgedragen.

23.5. De raad van bestuur kan zodanige commissies instellen die hij nodig acht bestaande uit een of meer van zijn leden of uit andere personen.

      De raad van bestuur wijst de leden van iedere commissie aan en stelt de taken van iedere commissie vast. De raad van bestuur kan op ieder moment de taken en de samenstelling van iedere commissie wijzigen.

23.6. De Group Chief Executive verschaft tijdig aan de niet-uitvoerend bestuurders alle informatie die noodzakelijk is voor de uitvoering van hun taak.

23.7. De raad van bestuur is, onverminderd zijn andere bevoegdheden en taken, bevoegd tot het aangaan van obligatieleningen, tot het vervreemden van belangen in vennootschappen en ondernemingen en tot het verrichten van rechtshandelingen:

      a. in verband met het nemen van aandelen waarbij bijzondere verplichtingen op de vennootschap worden gelegd;

      b. rakende het verkrijgen van aandelen op andere voet dan waarop de deelneming in de vennootschap voor het publiek wordt opengesteld;

      c. strekkende om enigerlei voordeel te verzekeren aan een oprichter van de vennootschap of aan een bij de oprichting betrokken derde;

      d. betreffende inbreng op aandelen anders dan in geld, zonder te dien aanzien aan enigerlei beperking te zijn onderworpen.

23.8. Ingeval van belet of ontstentenis van een of meer leden van de raad van bestuur blijven de bevoegdheden van de raad van bestuur intact.

      Ingeval van belet of ontstentenis van alle leden van de raad van bestuur zijn de secretarissen, gezamenlijk handelend, of is de enig in functie zijnde secretaris tijdelijk met het bestuur belast totdat er in het bestuur is voorzien.

      Ingeval van belet of ontstentenis van alle leden van de raad van bestuur nemen de secretarissen dan wel de enig in functie zijnde secretaris zo spoedig mogelijk de nodige maatregelen teneinde een definitieve voorziening te doen treffen.

Vertegenwoordiging.

Artikel 24.

24.1. De raad van bestuur vertegenwoordigt de vennootschap.

24.2. De vennootschap wordt voorts vertegenwoordigd door de Group Chief Executive (indien benoemd) alsmede door twee andere uitvoerend bestuurders gezamenlijk handelend. Daarnaast wordt zij, behalve in geval van vertegenwoordiging krachtens bijzondere volmacht en in de gevallen bedoeld in lid 5 van dit artikel en in artikel 9 lid 5, vertegenwoordigd hetzij door een uitvoerend bestuurder tezamen met een secretaris of een gevolmachtigde, hetzij door twee secretarissen, hetzij door een secretaris tezamen met een gevolmachtigde, hetzij door twee gevolmachtigden, in het laatste geval met inachtneming van de grenzen voor iedere gevolmachtigde bij of na zijn benoeming aan zijn bevoegdheid gesteld.

      De raad van bestuur heeft de bevoegdheid om, onverminderd zijn verantwoordelijkheid, de vennootschap door een of meer gevolmachtigden te doen vertegenwoordigen. Aan deze gevolmachtigden zullen zodanige bevoegdheden toekomen als hun bij of na hun benoeming in overeenstemming met deze statuten door de raad van bestuur zullen worden toegekend.

      De niet-uitvoerend bestuurders hebben geen vertegenwoordigingsbevoegdheid.

24.3. De ondertekening van mantels van aandeelbewijzen, van uittreksels uit het in artikel 11 bedoelde register en van door de vennootschap uitgegeven obligaties kan geschieden door het stempelen of bedrukken met een facsimile van de handtekening van degenen die krachtens deze statuten bevoegd zijn de vennootschap terzake te vertegenwoordigen.

24.4. Een stuk dat door personen die ingevolge lid 2 alleen of tezamen bevoegd zijn de vennootschap te vertegenwoordigen, is ondertekend voor eensluidend afschrift van of uittreksel uit de notulen van een algemene vergadering, van een vergadering van houders van aandelen van een bepaalde soort of van een vergadering van de raad van bestuur, geldt tegenover derden als bewijs van een geldig besluit van die vergaderingen overeenkomstig de inhoud van dit afschrift of uittreksel.

24.5. Ingeval de vennootschap aandeelhouder in of commissaris of bestuurder van een andere rechtspersoon is, kan zij als zodanig in vergaderingen van aandeelhouders, commissarissen of het bestuur van die rechtspersoon ook worden vertegenwoordigd door een door de raad van bestuur daartoe gevolmachtigd uitvoerend bestuurder.

24.6. Indien een uitvoerend bestuurder in prive een overeenkomst met de vennootschap sluit of in prive enigerlei procedure tegen de vennootschap voert, kan de vennootschap, met inachtneming van het bepaalde in lid 2, terzake worden vertegenwoordigd door de overige uitvoerend bestuurders, tenzij de algemene vergadering daartoe een andere persoon aanwijst.

      Indien een uitvoerend bestuurder op een andere wijze dan in de eerste zin van dit lid omschreven een belang heeft dat strijdig is met dat van de vennootschap, is iedere uitvoerend bestuurder, met inachtneming van het bepaalde in lid 2, bevoegd de vennootschap te vertegenwoordigen.

Secretarissen.
Artikel 25.

25.1. De raad van bestuur benoemt, onder zijn verantwoordelijkheid, buiten zijn leden een of meer secretarissen.

25.2. Aan een secretaris komen zodanige bevoegdheden toe als hem bij deze statuten en bij of na zijn benoeming met inachtneming van deze statuten door de raad van bestuur worden toegekend.

25.3. Een secretaris kan te allen tijde door de raad van bestuur worden ontslagen.

Reglementen.
Artikel 26.

26.1. De raad van bestuur kan, met inachtneming van deze statuten, een of meer reglementen opstellen met regels over zijn functioneren, zijn besluitvorming, de samenstelling, de taak en werkwijze van commissies en andere aangelegenheden die de raad van bestuur, de Group Chief Executive (indien benoemd), de uitvoerend bestuurders en de door de raad van bestuur ingestelde commissies betreffen.

26.2. Reglementen betreffende de gang van zaken bij algemene vergaderingen worden op de website van de vennootschap geplaatst.

Hoofdstuk VII
Vergaderingen van houders van aandelen van een bepaalde soort.
Artikel 27.

De bepalingen van de artikelen 28 tot en met 33 en 35, voor de algemene vergadering gegeven, zijn, voor zover niet anders is bepaald of uit de strekking van de bepaling voortvloeit, van overeenkomstige toepassing op de vergadering van alle houders van preferente aandelen, op de vergadering van houders van preferente aandelen van een bepaalde soort en op de vergadering van houders van gewone aandelen, alsmede - onverminderd het bepaalde in artikel 36 - op de vergadering van de houders van de gewone aandelen van vierhonderdachtentwintig euro en zevenenvijftig eurocent (EUR 428,57), nummers 1 tot en met 2.400.


Plaats van vergadering. Oproeping. Registratiedatum.
Artikel 28.

28.1. De algemene vergaderingen worden gehouden te Rotterdam, Vlaardingen, 's-Gravenhage, Utrecht, Amsterdam of Haarlemmermeer, ten tijde en ter plaatse door de raad van bestuur te bepalen.

28.2. De oproeping tot een algemene vergadering geschiedt door of namens de raad van bestuur op de wijze bedoeld in artikel 33. De termijn van oproeping bedraagt ten minste veertien dagen, die van de oproeping en van de vergadering niet meegerekend, en bedraagt ten minste tien dagen voor het in artikel 29 lid 4 bedoelde tijdstip van registratie indien de raad van bestuur dat tijdstip bepaalt.

28.3. Bij de oproeping wordt vermeld aan welke voorschriften de aandeelhouders en de certificaathouders ingevolge het bepaalde in artikel 29 dienen te voldoen om bevoegd te zijn de algemene vergadering bij te wonen of zich aldaar door een gevolmachtigde te doen vertegenwoordigen en hun rechten uit te oefenen.

28.4. De oproeping houdt voorts de agenda van de in de vergadering te behandelen onderwerpen in of - tenzij het een voorstel tot statutenwijziging betreft
      - vermeldt, dat de agenda ten kantore van de vennootschap voor de aandeelhouders en voor de certificaathouders ter inzage ligt.

28.5. Voorstellen van aandeelhouders of certificaathouders worden in de agenda slechts opgenomen, indien zij door een of meer aandeelhouders of certificaathouders, die alleen of gezamenlijk ten minste een honderdste gedeelte van het geplaatste kapitaal vertegenwoordigen of die de beurswaarde vertegenwoordigen zoals terzake bepaald bij of krachtens de wet, niet later dan op de zestigste dag voor die van de vergadering schriftelijk bij de raad van bestuur zijn ingediend en mits geen zwaarwichtig belang van de vennootschap zich daartegen verzet.

      Een dergelijk schriftelijk verzoek kan elektronisch worden vastgelegd en dient te voldoen aan een door de raad van bestuur vast te stellen reglement.

      Bij een dergelijk voorstel dienen de houders van aandelen die niet behoren tot een verzameldepot of het girodepot de nummers van de aandeelbewijzen respectievelijk boekingen van de door hen gehouden aandelen op te geven en dienen de houders van aandelen die als deelgenoot gerechtigd zijn in een verzameldepot van aandelen een schriftelijke verklaring van een aangesloten instelling te overleggen inhoudende dat het in die verklaring genoemde aantal aandelen behoort tot een verzameldepot en dat de in de verklaring genoemde persoon voor het genoemde gedeelte van het geplaatste kapitaal of de genoemde beurswaarde op de dag waarop de voorstellen schriftelijk bij de raad van bestuur zijn ingediend deelgenoot is, hetzij op andere wijze aantonen dat men deelgenoot is, zulks ten genoegen van de raad van bestuur. Het bepaalde in de vorige zin is van overeenkomstige toepassing met betrekking tot certificaten van aandelen en met betrekking tot certificaathouders.

Toegang tot vergadering.
Artikel 29.

29.1. Onverminderd het bepaalde in artikel 8 is ieder die op de dag van een algemene vergadering aandeelhouder of certificaathouder is en ten aanzien van wie is voldaan aan de voorschriften van lid 3 of lid 4, bevoegd hetzij in persoon hetzij bij een schriftelijk gevolmachtigde:

      a.  de vergadering bij te wonen en aldaar het woord te voeren;

      b. voorzover hem krachtens de wet stemrecht op het aandeel toekomt: dit stemrecht in de algemene vergadering uit te oefenen.

      De raad van bestuur kan besluiten dat iedere vergadergerechtigde bevoegd is om door middel van een elektronisch communicatiemiddel, hetzij in persoon, hetzij bij een schriftelijk gevolmachtigde, rechtstreeks kennis te nemen van de verhandelingen in de algemene vergadering.

      De raad van bestuur kan besluiten dat iedere stemgerechtigde vergadergerechtigde bevoegd is om door middel van een elektronisch communicatiemiddel, hetzij in persoon, hetzij bij een schriftelijk gevolmachtigde, het stemrecht uit te oefenen.

      Daartoe is vereist dat de stemgerechtigde vergadergerechtigde via het elektronische communicatiemiddel kan worden geidentificeerd, rechtstreeks kan kennisnemen van de verhandelingen in de algemene vergadering en het stemrecht kan uitoefenen.

      De raad van bestuur kan voorwaarden verbinden aan het gebruik van het elektronische communicatiemiddel, welke voorwaarden bij de oproeping tot de algemene vergadering worden bekendgemaakt en op de website van de vennootschap worden geplaatst.

29.2. Buiten de in lid 1 bedoelde personen hebben tot de vergadering alleen toegang de leden van de raad van bestuur en de secretarissen, alsmede personen aan wie de vergadering of haar voorzitter toegang verleent, alsmede - in de algemene vergadering die besluit over de vaststelling van de jaarrekening - de accountant aan wie de opdracht is verleend een verklaring af te leggen met betrekking tot de financiele overzichten van de vennootschap.

29.3. Aandeelhouders, die voornemens zijn de algemene vergadering bij te wonen, moeten:

      a. om voor een aandeel dat niet behoort tot een verzameldepot of het girodepot de in lid 1 vermelde bevoegdheden te kunnen uitoefenen: schriftelijk de vennootschap van hun voornemen in kennis stellen, uiterlijk ten tijde en ter plaatse als bij de oproeping vermeld, zulks hetzij onder opgave van het nummer van het aandeelbewijs respectievelijk van de boeking van het aandeel, hetzij met gebruikmaking van een daartoe door of vanwege de vennootschap verstrekt formulier hetzij op een andere wijze zoals in de oproeping vermeld;

      b. om als deelgenoot in een verzameldepot van aandelen de in lid 1 vermelde bevoegdheden te kunnen uitoefenen: uiterlijk ten tijde als bij de oproeping gemeld hetzij deponeren ten kantore van de vennootschap of elders ter plaatse in de oproeping tot de vergadering vermeld een schriftelijke verklaring van een aangesloten instelling inhoudende dat het in die verklaring genoemde aantal aandelen behoort tot een verzameldepot en dat de in de verklaring genoemde persoon voor het genoemde aantal aandelen deelgenoot is en tot na afloop van de vergadering deelgenoot zal blijven hetzij op zodanige andere wijze aanmelden ten genoegen van de raad van bestuur.

      Het onder a en b bedoelde tijdstip kan niet later worden gesteld dan op de derde dag voor die van de vergadering en evenmin vroeger dan de dag voor die van de vergadering vastgesteld door de raad van bestuur met inachtneming van de wettelijke voorschriften.

29.4. De raad van bestuur kan bepalen dat als vergadergerechtigde of stemgerechtigde vergadergerechtigde hebben te gelden zij die op een daarbij te bepalen tijdstip als zodanig zijn ingeschreven in een of meer door de raad van bestuur aangewezen registers, ongeacht wie ten tijde van de algemene vergadering vergadergerechtigde of stemgerechtigde vergadergerechtigde zou zijn indien een registratietijdstip als bedoeld in dit lid niet zou zijn vastgesteld.

      Bij de oproeping voor de vergadering wordt het tijdstip van registratie vermeld alsmede de wijze waarop de vergadergerechtigden en stemgerechtigde vergadergerechtigden zich kunnen laten registreren en de wijze waarop zij hun rechten kunnen uitoefenen.

      Het tijdstip van registratie mag niet vroeger worden gesteld dan op de dertigste dag voor die van de vergadering en niet later dan het door de raad van bestuur vastgestelde tijdstip bedoeld in lid 3.

29.5. Indien de in lid 1 vermelde bevoegdheden zullen worden uitgeoefend door een schriftelijk gevolmachtigde moet - indien van toepassing met inachtneming van het bepaalde in lid 4 - naast de in dit artikel voorgeschreven kennisgeving de volmacht uiterlijk op het door de raad van bestuur vastgestelde tijdstip bedoeld in lid 3, door de vennootschap zijn ontvangen. Een gevolmachtigde kan de in lid 1 vermelde bevoegdheden slechts uitoefenen (i) voor aandelen waarvan het nummer van het aandeelbewijs of van de boeking in de schriftelijke volmacht is vermeld, tenzij zijn volmacht hem is verleend op een daartoe door of vanwege de vennootschap verstrekt formulier; en (ii) voor het aantal aandelen dat is aangemeld overeenkomstig lid 3 onder b.

      Aan de eis van schriftelijkheid van de volmacht wordt voldaan indien de volmacht elektronisch is vastgelegd.

29.6. Het bepaalde in de leden 3 en 5 is van overeenkomstige toepassing met
      betrekking   tot   certificaten   van  aandelen  en  met   betrekking  tot
      certificaathouders.

Aantal stemmen.

Artikel 30.

Degene die krachtens deze statuten bevoegd is in de algemene vergadering het stemrecht op een of meer aandelen uit te oefenen, kan daarop zoveel stemmen uitbrengen als het nominale bedrag van het kleinste aandeel een geheel aantal malen begrepen is in het totale nominale bedrag van zijn aandelen.

Voorzitter, notulen.

Artikel 31.

31.1. De voorzitter van de raad van bestuur is belast met het voorzitterschap van de algemene vergadering. Ingeval geen voorzitter van de raad van bestuur is benoemd, alsmede in geval van afwezigheid of weigering van de voorzitter, wordt, behoudens het bepaalde in artikel 21 lid 2 ten aanzien van een vice-voorzitter, het voorzitterschap van de algemene vergadering waargenomen door diegene van de overige leden van de raad van bestuur of andere persoon, al dan niet aandeelhouder, aan wie de raad van bestuur het voorzitterschap opdraagt.

      Indien er in een algemene vergadering geen persoon is aan wie bij of krachtens deze statuten het voorzitterschap van die vergadering toekomt, zal een van de aanwezige aandeelhouders door de vergadering met het voorzitterschap worden belast.

31.2. De notulen van de algemene vergadering - voorzover niet van het daar behandelde notarieel proces-verbaal wordt opgemaakt - worden door een door de raad van bestuur daartoe aan te wijzen persoon gehouden. In de notulen wordt opgenomen de volledige tekst van de door de algemene vergadering genomen besluiten en, op verzoek van een persoon die gerechtigd was het woord te voeren, de zakelijke inhoud van het door hem naar voren gebrachte, alsmede hetgeen de voorzitter van de vergadering verder nodig acht. De notulen worden door de voorzitter van de vergadering en de in de eerste zin van dit lid bedoelde persoon vastgesteld en getekend.

Besluitvorming,

Artikel 32.

32.1. In de algemene vergadering worden, voorzover bij de wet of in deze statuten niet anders is bepaald, alle besluiten genomen bij volstrekte meerderheid van de uitgebrachte stemmen. Blanco stemmen en ongeldige stemmen gelden daarbij niet.

32.2. De voorzitter van de vergadering bepaalt de wijze van stemming.

32.3. Bij staking van stemmen beslist, als het personen geldt, het lot; als het zaken betreft, wordt het voorstel geacht verworpen te zijn.

32.4. Indien de raad van bestuur gebruik maakt van het bepaalde in artikel 29 lid 4 met betrekking tot een tijdstip van registratie, kan de raad van bestuur besluiten dat stemgerechtigde vergadergerechtigden binnen een door de raad van bestuur vast te stellen periode voorafgaande aan de algemene vergadering, welke periode niet eerder kan aanvangen dan op het in artikel 29 lid 4 bedoelde tijdstip van registratie, via een door de raad van bestuur te bepalen elektronisch communicatiemiddel hun stem kunnen uitbrengen.

      Stemmen   uitgebracht  in   overeenstemming   met  de  vorige  zin  worden
      gelijkgesteld   met  stemmen  die  in  de  algemene   vergadering   worden
      uitgebracht.

Oproepingen, aankondigingen en kennisgevingen.

Artikel 33.

Alle oproepingen van de vennootschap zullen worden geplaatst in ten minste twee veel verspreide Nederlandse dagbladen, ter keuze van de raad van bestuur. De raad van bestuur kan besluiten, onverminderd de voorschriften van effectenbeurzen waar aandelen in de vennootschap zijn genoteerd, dat de in de vorige zin bedoelde advertenties worden vervangen door een aankondiging op de website van de vennootschap, welke aankondiging tot aan de algemene vergadering rechtstreeks en permanent toegankelijk is. Andere aankondigingen en kennisgevingen van de vennootschap worden gedaan op de wijze zoals vastgesteld door de raad van bestuur.

Het in dit artikel  bepaalde  geldt  voorzover in deze  statuten  niet anders is
bepaald   en   onverminderd   verdere,   door  de  wet  of  andere   regelgeving
voorgeschreven publicatie.

Jaarvergadering.

Artikel 34.

34.1. De algemene vergaderingen worden onderscheiden in jaarlijkse en buitengewone vergaderingen en bijeengeroepen door de raad van bestuur.

34.2. De jaarlijkse algemene vergadering wordt gehouden uiterlijk in de maand juni.

34.3. De agenda van de jaarlijkse algemene vergadering bevat in ieder geval de volgende onderwerpen:

      a. de behandeling van het door de raad van bestuur aan de algemene vergadering overgelegde jaarverslag waarin is opgenomen een apart hoofdstuk als vermeld in de code bedoeld in artikel 2:391 lid 5 Burgerlijk Wetboek;

      b. de vaststelling van de door de raad van bestuur opgemaakte jaarrekening waarin is opgenomen de bestemming van de winst over het afgelopen boekjaar met inachtneming van het bepaalde in artikel 38;

      c. de verlening van decharge aan de uitvoerend bestuurders voor de vervulling van hun taak over het afgelopen boekjaar;

      d. de verlening van decharge aan de niet-uitvoerend bestuurders voor de vervulling van hun taak over het afgelopen boekjaar;

      e. de benoeming van uitvoerend bestuurders en niet-uitvoerend bestuurders;

      f. de benoeming van een of meer deskundigen belast met het onderzoek van de jaarrekening over het lopende jaar danwel belast met het afleggen van een verklaring met betrekking tot de financiele overzichten van de vennootschap;

      g. de behandeling van de overige punten die op de in artikel 28 bedoelde agenda voorkomen.

Buitengewone vergaderingen.

Artikel 35.

Buitengewone algemene vergaderingen worden gehouden indien de raad van bestuur daartoe besluit of op verzoek van een of meer aandeelhouders en certificaathouders die tezamen ten minste een tiende gedeelte van het geplaatste kapitaal vertegenwoordigen en die schriftelijk het verzoek daartoe bij de raad van bestuur indienen met nauwkeurige opgave van de voorstellen die zij in behandeling willen zien gebracht. Daarbij is het bepaalde in de tweede volzin van artikel 28 lid 5 van overeenkomstige toepassing.

Vergaderingen van houders van de gewone aandelen nummers 1 tot en met 2.400.

Artikel 36.

Voor  de   vergaderingen   van  de   houders   van  de   gewone   aandelen   van
vierhonderdachtentwintig euro en zevenenvijftig eurocent (EUR 428,57), nummers 1 tot en met 2.400, geldt als bijzondere regeling dat:

      a.  de houders van deze aandelen bij convocatiebiljet, ten minste zeven -
          in  spoedeisende   gevallen  vijf  -  dagen  voor  de  vergadering  te
          verzenden, kunnen worden bijeengeroepen;

      b. die vergaderingen worden gehouden op de bij de oproeping aangegeven plaats en zelf in hun leiding en notulering van het daarin behandelde voorzien;

     c. de agenda van de in deze vergaderingen in behandeling komende punten niet in de oproeping behoeft te worden opgenomen, noch op de wijze, als in artikel 28 lid 4 bepaald, ter inzage behoeft te hebben gelegen;

     d. die vergaderingen mede kunnen worden bijeengeroepen door iedere houder van een of meer zodanige aandelen;

     e. indien alle houders van deze aandelen ter vergadering tegenwoordig of vertegenwoordigd zijn, die vergadering, ook al is zij niet met inachtneming van het dienomtrent in deze statuten bepaalde bijeengeroepen, met goedvinden van alle aanwezigen als rechtsgeldig bijeengeroepen zal worden aangemerkt.

Hoofdstuk VIII

Boekjaar, jaarrekening,
Artikel 37.

37.1. Het boekjaar van de vennootschap is het kalenderjaar.

37.2. Indien voor de vennootschap krachtens de in artikel 2 bedoelde overeenkomst als gevolg van de vaststelling van de door de vennootschap en door Unilever PLC over het boekjaar uit te keren dividenden een vordering op of een schuld aan Unilever PLC ontstaat, wordt deze ten bate onderscheidenlijk ten laste van de winst- en verliesrekening van de vennootschap over dat boekjaar gebracht.

37.3. De vennootschap stelt de jaarrekening, het jaarverslag, de verklaring van de accountant alsmede de overige financiele verslaggeving die de vennootschap krachtens wettelijke voorschriften verkrijgbaar moet stellen, verkrijgbaar binnen de door de wet gestelde termijnen en op de wijze zoals in de wet is voorgeschreven.

37.4. Vaststelling van de jaarrekening geschiedt door de algemene vergadering.

Winstverdeling.

Artikel 38.

38.1. De blijkens de vastgestelde jaarrekening over het afgelopen boekjaar behaalde winst wordt, nadat daaruit voorzover noodzakelijk de reserves die krachtens de wet of de in artikel 2 bedoelde overeenkomst moeten worden aangehouden zijn gevormd en nog niet gedekte verliezen uit vorige jaren zijn aangezuiverd en nadat de door de raad van bestuur nodig geachte reserves zijn gevormd, als volgt aangewend.

38.2. Allereerst wordt uitgekeerd aan de houders van de 7% cumprefs, 6% cumprefs en 4% cumprefs een dividend van onderscheidenlijk zeven, zes en vier percent berekend over het oorspronkelijke in Nederlandse gulden luidende nominale bedrag van hun aandelen zijnde voor de 7% cumprefs destijds een nominale waarde van eenduizend gulden (NLG 1.000,--), voor de 6% cumprefs destijds een nominale waarde van eenduizend gulden (NLG 1.000,--) en voor de 4% cumprefs destijds een nominale waarde van eenhonderd gulden (NLG 100,--). Voor de berekening wordt het oorspronkelijk in Nederlandse gulden luidende nominale bedrag tegen de officiele omrekenkoers omgerekend in euro.

38.3. Indien het na toepassing van lid 1 resterende bedrag van de winst niet toereikend is om volledig uitvoering te geven aan het bepaalde in lid 2, wordt dit bedrag onder de houders van de 7% cumprefs, 6% cumprefs en 4% cumprefs verdeeld in dier voege dat de op de 7% cumprefs, 6% cumprefs en 4% cumprefs uit te keren bedragen zich percentueel tot elkaar zullen verhouden als zeven staat tot zes staat tot vier.

38.4. In het geval in lid 3 bedoeld, zal het ontbrekende in de volgende jaren worden aangezuiverd met dien verstande, dat de winst van de volgende jaren, nadat met betrekking tot die winst uitvoering is gegeven aan het bepaalde in de leden 1 en 2, allereerst zal worden aangewend tot aanzuivering van het achterstallige op de dividenden over vroegere jaren, en wel, indien voor zodanige aanzuivering niet voldoende winst meer aanwezig is, in dier voege, dat in zodanig geval de uitkeringen ter aanzuivering van achterstallig dividend op de 7% cumprefs, 6% cumprefs en 4% cumprefs zich percentueel tot elkaar zullen verhouden als zeven staat tot zes staat tot vier.

38.5. Het gedeelte van de winst dat resteert na toepassing van het bepaalde in de vorige leden wordt uitgekeerd aan de houders van gewone aandelen in verhouding tot het nominaal bedrag van ieders bezit aan gewone aandelen.

Tussentijdse uitkering.

Artikel 39.

De raad van bestuur kan besluiten tot een tussentijdse uitkering op aandelen, voorzover blijkens een tussentijdse vermogensopstelling het eigen vermogen van de vennootschap groter is dan het bedrag van het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves die krachtens de wet of deze statuten moeten worden aangehouden.

Uitkering in de vorm van aandelen.

Artikel 40.

Besluiten tot het doen van een uitkering geheel of gedeeltelijk in de vorm van aandelen in het kapitaal van de vennootschap kunnen slechts worden genomen door het vennootschapsorgaan dat bevoegd is tot de uitkering te besluiten, onverminderd de bevoegdheden die aan een ander vennootschapsorgaan toekomen met betrekking tot de uitgifte van nog niet geplaatste aandelen.

Verkrijgbaarheid uitkeringen.

Artikel 41.

41.1. Een uitkering is verkrijgbaar op de daartoe door de raad van bestuur aan te wijzen plaats of plaatsen. Daarbij dient voor alle soorten aandelen ten minste een plaats in Nederland te worden aangewezen behalve voor aandelen, waarvan een aandeelbewijs in omloop is.

41.2. Indien met betrekking tot laatstbedoelde aandelen een uitkering in contanten uitsluitend buiten Nederland verkrijgbaar wordt gesteld, zal op die aandelen worden uitgekeerd een bedrag in de munteenheid van het desbetreffende land, berekend tegen de Euro foreign exchange reference rates zoals gepubliceerd door de Europese Centrale Bank danwel als die wisselkoers niet beschikbaar is tegen een andere door de raad van bestuur vast te stellen wisselkoers op de dag waarop tot die uitkering wordt besloten.

      Indien en in zoverre als op de eerste dag waarop de uitkering verkrijgbaar is, de vennootschap als gevolg van maatregelen van overheidswege, oorlog of andere buitengewone omstandigheden buiten haar macht niet in staat is tot betaling op de buiten Nederland aangewezen plaats of in de vreemde munteenheid, is de raad van bestuur in zoverre bevoegd die plaats te vervangen door een of meer plaatsen binnen Nederland, in welk geval het bepaalde in de voorgaande zin in zoverre niet langer van toepassing zal zijn.

41.3. De raad van bestuur bepaalt van welk tijdstip af een uitkering verkrijgbaar is. Daarbij kunnen verschillende tijdstippen worden vastgesteld naar gelang het betreft de gewone of de verschillende soorten preferente aandelen en naar gelang het betreft aandelen, waarvoor een aandeelbewijs in omloop is, aandelen, waarvoor een boeking als bedoeld in artikel 11 in het aandelenregister is gesteld of aandelen die deel uitmaken van een verzameldepot of het girodepot.

41.4. De vennootschap zal terzake van een uitkering op een aandeel waarvoor een aandeelbewijs in omloop is of waarvoor een boeking als bedoeld in artikel 11 in het aandelenregister is gesteld, tegenover de rechthebbende worden gekweten door het verkrijgbaar gestelde ter beschikking te stellen van of volgens instructie van degene op wiens naam het aandeel staat op het daartoe door de raad van bestuur vastgestelde tijdstip.

      Daarbij kunnen verschillende tijdstippen worden vastgesteld voor de beide in dit lid genoemde categorieen.

41.5. Een besluit tot uitkering en de in dit artikel bedoelde plaatsen en tijdstippen worden bekendgemaakt op zodanige wijze als de raad van bestuur dienstig oordeelt.

41.6. In geval van toekenning van een recht aan aandeelhouders, niet bestaande in een uitkering uit de winst of uit het liquidatiesaldo en niet behorende tot de in artikel 29 omschreven bevoegdheden, zal het bepaalde in de voorgaande leden daarop van overeenkomstige toepassing zijn.

Verval van recht.

Artikel 42.

42.1. Het recht op een uitkering in contanten vervalt - ten bate van de winst-en verliesrekening van de vennootschap - indien de uitkering vijf jaren na de eerste dag waarop zij verkrijgbaar was, niet is geind.

42.2. Indien een uitkering geschiedt in de vorm van gewone aandelen in het kapitaal van de vennootschap, is de vennootschap gerechtigd aandelen die vijf jaren na de eerste dag waarop zij verkrijgbaar waren, door de rechthebbende niet zijn opgevorderd, voor diens rekening te gelde te maken. Het recht op de opbrengst vervalt - ten bate van de winst- en verliesrekening van de vennootschap - indien twintig jaren na de eerste dag waarop de aandelen verkrijgbaar waren, de opbrengst door de rechthebbende niet is geind.

Hoofdstuk IX

Statutenwijziging en ontbinding.

Artikel 43.

43.1. Onverminderd het bepaalde in artikel 44 kan de algemene vergadering slechts besluiten tot wijziging van de statuten op voorstel van de raad van bestuur.

      Een voorstel van de raad van bestuur tot wijziging van artikel 19 leden 5 en 6 behoeft de voorafgaande goedkeuring van de vergadering van houders van gewone aandelen, nummers 1 tot en met 2.400.

43.2. Besluiten tot wijziging van de statuten die de rechten die de houders van de 7% cumprefs, hetzij de houders van de 6% cumprefs, hetzij de houders van de 4% cumprefs op grond van deze statuten toekomen, zouden schaden, behoeven de goedkeuring van de vergadering van de houders van de betrokken preferente aandelen, gegeven met ten minste drie vierden van de in die vergadering uitgebrachte stemmen.

43.3. Het bepaalde in lid 2 is niet van toepassing indien het besluit tot statutenwijziging betreft een vermindering van het geplaatste kapitaal van de vennootschap in geval van terugbetaling op 4% cumprefs als voorzien in artikel 5.

Wijziging van de overeenkomst bedoeld in artikel 2.

Artikel 44.

44.1. Besluiten tot wijziging of beeindiging van de in artikel 2 bedoelde overeenkomst kunnen slechts worden genomen door de algemene vergadering op voorstel van de raad van bestuur. Zodanige besluiten behoeven de goedkeuring van de houders van gewone aandelen, bij meerderheidsbesluit gegeven op een vergadering van zodanige houders, waarop ten minste de helft van het geplaatste gewone kapitaal van de vennootschap vertegenwoordigd is. Betreft het te nemen besluit een wijziging van die overeenkomst die de belangen van de houders van preferente aandelen ingevolge die overeenkomst zou schaden, dan wel de beeindiging van die overeenkomst, dan behoeft zodanig besluit tevens de goedkeuring van houders van preferente aandelen, gegeven met een meerderheid van ten minste drie vierden van de uitgebrachte stemmen op een vergadering van zodanige houders waarop ten minste twee derden van het geplaatste preferente kapitaal van de vennootschap vertegenwoordigd is.

44.2. Mocht op enige vergadering als in lid 1 bedoeld het daar voorgeschreven kapitaal niet zijn vertegenwoordigd, dan wordt een nieuwe vergadering bijeengeroepen, te houden binnen drie maanden nadien. Op deze nieuwe vergadering vindt het bepaalde in lid 1 overeenkomstige toepassing, behoudens dat die nieuwe vergadering tot het verlenen van de daar bedoelde goedkeuring bevoegd zal zijn ongeacht het op die vergadering vertegenwoordigd kapitaal.

Ontbinding.

Artikel 45.

45.1. Het besluit tot ontbinding van de vennootschap kan slechts worden genomen op voorstel van de raad van bestuur en indien in de algemene vergadering ten minste drie vierden van de in die vergadering uitgebrachte stemmen zich daarvoor verklaren.

45.2. Bij ontbinding van de vennootschap geschiedt de vereffening door de raad van bestuur, tenzij door de algemene vergadering anders wordt beslist.

45.3. De bepalingen van deze statuten blijven, voor zoveel mogelijk, van kracht gedurende de vereffening.

45.4. Bij het besluit tot ontbinding zal tevens de beloning van de vereffenaars worden bepaald.

45.5. Het liquidatiesaldo verkregen na betaling van alle schulden en lasten, wordt met inachtneming van de desbetreffende wettelijke voorschriften in de eerste plaats aangewend tot voldoening van de 7% cumprefs, 6% cumprefs en 4% cumprefs, zowel voor het kapitaal als voor het achterstallige dividend.

      Onder   kapitaal  als  bedoeld  in  de  vorige  zin  wordt   verstaan  het
      oorspronkelijke   nominale  bedrag  als  vermeld  in  artikel  38  lid  2,
      omgerekend tegen de officiele omrekenkoers in euro.

45.6. Indien bedoeld liquidatiesaldo zodanige uitkering niet toelaat, zal het beschikbare saldo in de eerste plaats worden aangewend tot aanzuivering van enig op de 7% cumprefs, 6% cumprefs en 4% cumprefs achterstallig dividend en wel, indien dat beschikbare saldo voor zodanige aanzuivering ontoereikend is, zoals in artikel 38 lid 4 bepaald. Het daarna overblijvende zal onder de houders van de 7% cumprefs, 6% cumprefs en 4% cumprefs worden verdeeld naar verhouding van het oorspronkelijke nominale bedrag als vermeld in artikel 38 lid 2, omgerekend tegen de officiele omrekenkoers in euro.

45.7. Hetgeen resteert na toepassing van het bepaalde in de leden 5 en 6 wordt aan de houders van gewone aandelen uitgekeerd in verhouding tot het nominaal bedrag van ieders bezit aan gewone aandelen.

Hoofdstuk X

Overgangsbepalingen.

Artikel 46.

46.1. In verband met de statutenwijziging die op tien mei negentienhonderdnegenennegentig van kracht is geworden, zijn de door iedere aandeelhouder gehouden gewone aandelen met een destijds in de statuten vermelde nominale waarde van een gulden (NLG 1,--) elk omgezet in zoveel gewone aandelen met een destijds in de statuten vermelde nominale waarde van een gulden en twaalf cent (NLG 1,12) elk, als wordt gevonden door het totale aantal van de door de betrokken aandeelhouder gehouden gewone aandelen met een voor die statutenwijziging in de statuten vermelde nominale waarde van een gulden (NLG 1,--) elk te vermenigvuldigen met honderd/honderdtwaalfde (100/112), waarbij voorts geldt dat een eventuele uit die vermenigvuldiging resulterende fractie van een gewoon aandeel van destijds een gulden en twaalf cent (NLG 1,12) is omgezet in een of meer onderaandelen van gewone aandelen van destijds een gulden en twaalf cent (NLG 1,12), hierna te noemen: "Scrips", van destijds een guldencent (NLG 0,01), met zo nodig een afronding naar boven tot een volle Scrip.

      In verband met een statutenwijziging die op tweeentwintig mei tweeduizendzes van kracht is geworden, geldt dat een Scrip is een onderaandeel met een gerechtigdheid van drie/honderdtwaalfde (3/112) deel van een gewoon aandeel met een nominale waarde van zestien eurocent (EUR 0,16) elk.

46.2. Zolang tengevolge van omzetting van gewone aandelen, zoals voorzien in dit artikel, Scrips uitstaan, gelden de hierna volgende bepalingen.

46.3. Iedere Scrip luidt aan toonder. Voor de Scrips worden uitsluitend bewijzen aan toonder uitgegeven, voorzien van een dividendstuk, niet samengesteld uit afzonderlijke dividendbewijzen.

46.4. Onverminderd het bepaalde in lid 3 vinden de bepalingen van Titel 4 van Boek 2 van het Burgerlijk Wetboek over aandelen en aandeelhouders overeenkomstige toepassing op Scrips en houders van Scrips, voorzover uit die bepalingen niet anders blijkt.

46.5. De bepalingen van deze statuten over gewone aandelen onderscheidenlijk over houders van zodanige aandelen zijn van overeenkomstige toepassing op Scrips en houders van Scrips, voorzover uit die bepalingen en hierna uit de leden 6, 7 en 8 niet anders blijkt.

46.6. Aan de houder van een Scrip komt niet de keuze toe te bepalen dat een Scrip op naam luidt. De raad van bestuur kan bepalen dat een Scrip, al dan niet tijdelijk, op naam luidt.

46.7. Iedere houder van een Scrip is gerechtigd tot drie/honderdtwaalfde (3/112) van het (interim)dividend en enige andere uitkering waartoe de houder van een gewoon aandeel gerechtigd is.

46.8. Indien de houder van een Scrip zoveel Scrips verkrijgt dat hij in totaal eenhonderdtwaalf (112) of meer Scrips houdt, worden in afwijking van artikel 7 lid 6 telkens eenhonderdtwaalf (112) door hem gehouden Scrips van rechtswege omgezet in drie gewone aandelen met een nominale waarde van zestien eurocent (EUR 0,16) elk, waarvoor de vennootschap de houder van die aandelen in het aandeelhoudersregister zal boeken tenzij die aandeelhouder direct wenst te leveren ter opname in een verzameldepot. Toonderbewijzen van Scrips die alsdan zijn omgezet dienen te worden ingeleverd. De vennootschap kan kosten voor de omzetting en omwisseling in rekening brengen.

Artikel 47.


47.1. De voor tien mei negentienhonderdnegenennegentig uitgereikte aandeelbewijzen volgens model B voor gewone aandelen met een destijds in de statuten vermelde nominale waarde van een gulden (NLG 1,--) elk moesten na de statutenwijziging die op tien mei negentienhonderdnegenennegentig in werking trad door de betrokken aandeelhouders worden omgewisseld in aandeelbewijzen volgens model B van gewone aandelen met een na die statutenwijziging in de statuten vermelde nominale waarde van een gulden en twaalf cent (NLG 1,12) elk met toepassing van de in artikel 46 lid 1 beschreven rekenmethode. De op tweeentwintig mei tweeduizendzes nog niet omgewisselde aandeelbewijzen volgens model B worden sindsdien in verband met de splitsing van een gewoon aandeel in drie gewone aandelen van elk nominaal zestien eurocent (EUR 0,16) beschouwd als aandeelbewijzen volgens model B met een nominale waarde van zestien eurocent (EUR 0,16).

      De vennootschap kan kosten voor deze omwisseling in rekening brengen.

47.2. In afwijking van het bepaalde in het vorige lid dient ieder aandeelbewijs van een gewoon aandeel op naam dat is medegetekend door de destijds aangewezen financiele instelling en dat ingevolge een voor tien mei negentienhonderdnegenennegentig geldende tekst van deze statuten is uitgereikt, te worden ingeleverd bij een door de vennootschap aangewezen financiele instelling tegen omzetting in een boeking in het New Yorkse aandelenregister van de vennootschap, gehouden door de door de vennootschap aangewezen financiele instelling. Aandeelbewijzen worden alleen uitgereikt aan deze aandeelhouders op hun verzoek. De vennootschap kan voor de uitreiking van aandeelbewijzen kosten in rekening brengen.

      Om voor gewone aandelen op naam waarvoor aandeelbewijzen zijn uitgegeven mede getekend door de destijds daarvoor aangewezen financiele instelling, na dertig juli negentienhonderdnegenennegentig gebruik te kunnen maken van de aan die aandelen verbonden rechten, dienen de houders van die aandelen hun aandeelbewijzen te hebben omgezet in een boeking in het New Yorkse aandelenregister van de vennootschap gehouden door de door de vennootschap aangewezen financiele instelling.

47.3. Iedere boeking voor tien mei negentienhonderdnegenennegentig in het aandelenregister van gewone aandelen van een gulden (NLG 1,--) wordt geacht te zijn een boeking van zoveel gewone aandelen met een nominale waarde van zestien eurocent (EUR 0,16) elk als wordt gevonden door toepassing van de in artikel 46 lid 1 beschreven rekenmethode. Scrips worden niet in het aandelenregister ingeschreven tenzij de raad van bestuur heeft bepaald dat een Scrip, al dan niet tijdelijk, op naam luidt of het bepaalde in artikel 46 lid 8 van toepassing is.

47.4. Aangehaald wordt de overgangsbepaling die sinds dertien oktober negentienhonderdzevenennegentig deel uitmaakt van de statuten:

      "Om voor op dertien oktober negentienhonderdzevenennegentig geplaatste gewone aandelen met een nominale waarde van vier gulden waarvoor aandeelbewijzen volgens model A zijn uitgegeven, na een maart negentienhonderdachtennegentig gebruik te kunnen maken van de aan die aandelen verbonden rechten, dienen de houders van die aandelen hun aandeelbewijzen volgens model A te hebben omgewisseld in aandeelbewijzen van gewone aandelen met een nominale waarde van een gulden volgens model B."

Artikel 48.

Artikel 48.

Tengevolge van een statutenwijziging van tweeentwintig mei tweeduizendzes is elk gewoon aandeel van achtenveertig eurocent (EUR 0,48) gesplitst in drie gewone aandelen van zestien eurocent (EUR 0,16) elk.

Dematerialisatie en splitsing.

Artikel 49.

49.1. In verband met een statutenwijziging van tweeentwintig mei tweeduizendzes luiden alle aandelen, zowel de gewone als ook de preferente aandelen op naam, onverminderd het bepaalde in artikel 46 lid 3. Aandeelhouders, vruchtgebruikers en pandhouders kunnen de aan hun aandelen verbonden rechten niet (doen) uitoefenen, zolang zij a) niet in het aandeelhoudersregister zijn ingeschreven of b) de aandelen niet hebben geleverd ter opname in een verzameldepot aan een aangesloten instelling, een en ander onverminderd het bepaalde in artikel 46 lid 3.

49.2. Inschrijving en levering als bedoeld in het vorige lid kunnen slechts plaatsvinden tegen afgifte van aandeelbewijzen aan de vennootschap. Voor de hiervoor in dit artikel bedoelde inschrijving in het aandeelhoudersregister kan de vennootschap na ommekomst van het boekjaar tweeduizendzes kosten in rekening brengen.

49.3. Aandeelbewijzen van aandelen op naam luidende in Nederlandse gulden moeten, tenzij artikel 50 van toepassing is, bij de vennootschap worden ingeleverd en op verzoek van de desbetreffende aandeelhouder kunnen daarvoor hetzij, met inachtneming van artikel 9 lid 1, aandeelbewijzen worden uitgereikt met de juiste nominale waarde luidende in euro hetzij - indien mogelijk - levering plaatsvinden ter opname in een verzameldepot van een aangesloten instelling.

Aandeelbewijzen op naam.

Artikel 50.

Aandeelbewijzen op naam volgens model I en aandeelbewijzen op naam van de gewone aandelen van vierhonderdachtentwintig euro en zevenenvijftig eurocent (EUR 428,57), nummers 1 tot en met 2.400, bestaande voor het van kracht worden van de statutenwijziging van zestien mei tweeduizendzeven vervallen en verliezen hun geldigheid per die datum, dit in afwijking van artikel 9 lid 6.

Aandeelbewijzen op naam volgens model II bestaande voor het van kracht worden van de statutenwijziging van zestien mei tweeduizendzeven worden in deze statuten vanaf die datum aangeduid als: aandeelbewijzen.

De vereiste ministeriele verklaring van geen bezwaar is verleend op twaalf april tweeduizendzeven, nummer N.V. 37.326. De ministeriele verklaring van geen bezwaar en het stuk waaruit blijkt van de in de aanhef van deze akte vermelde besluiten worden aan deze akte gehecht.

Waarvan deze akte in minuut wordt verleden te Amsterdam, op de datum in het hoofd van deze akte vermeld.

Na mededeling van de zakelijke inhoud van de akte, het geven van een toelichting daarop en na de verklaring van de comparant van de inhoud van de akte te hebben kennisgenomen en met beperkte voorlezing in te stemmen, wordt deze akte onmiddellijk na voorlezing van die gedeelten van de akte, waarvan de wet voorlezing voorschrijft, door de comparant, die aan mij, notaris, bekend is, en mij, notaris, ondertekend.

(get.): B.S. Veldkamp, J.D.M. Schoonbrood.
                                                       UITGEGEVEN VOOR AFSCHRIFT